UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)

CASTLE BIOSCIENCES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

14843C 105
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 1483C-105	13G	Page 2 of 7 Pages
1	NAMES OF REPORTING PERSONS
Daniel Bradbury

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 Shares

	6	SHARED VOTING POWER
908,578 (1)

	7	SOLE DISPOSITIVE POWER
0 Shares

	8	SHARED DISPOSITIVE POWER
908,578 Shares (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
908,578 Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.3% (2)

12	TYPE OF REPORTING PERSON
IN

(1)   Includes 908,578 shares of common stock beneficially owned by BioBrit LLC, of which Mr. Bradbury is a managing member.

(2)   This percentage is calculated based on 17,074,049 shares of common stock outstanding as of November 7, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 12, 2019.

CUSIP No. 1483C-105	13G	Page 3 of 7 Pages
1	NAMES OF REPORTING PERSONS
BioBrit, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
908,578 Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
908,578 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
908,578 Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.3% (1)

12	TYPE OF REPORTING PERSON
OO

(1)   This percentage is calculated based on 17,074,049 shares of common stock outstanding as of November 7, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 12, 2019.

CUSIP No. 1483C-105	13G	Page 4 of 7 Pages
Item 1(a).	Name of Issuer: Castle Biosciences, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 820 S. Friendswood Drive, Suite 201 Friendswood, TX 77546
Item 2(a).	Names of Persons Filing: Daniel Bradbury BioBrit, LLC
Item 2(b).	Address of Principal Business Office, or, if none, Residence: The address of Daniel Bradbury and BioBrit LLC is: 5462 Soledad Road, La Jolla, CA 92037
Item 2(c).	Citizenship: Daniel Bradbury: United States of America BioBrit LLC: California
Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e).	CUSIP No.: 14843C 105

Item 3.	Not Applicable.

Item 4.	Ownership

The information requested hereinafter is set forth in items 5 through 9 and 11 of the cover page to this Schedule 13G.  Ownership is stated as of December 31, 2019.  The ownership percentage is based on 17,074,049 shares of common stock outstanding as of November 7, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed November 12, 2019.

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class(1)
Daniel Bradbury	0	0	908,578	0	908,578	908,578	5.3%

BioBrit LLC	908,578	0	908,578	0	908,578	908,578	5.3%

(1) This percentage is calculated based on 17,074,049 shares of common stock outstanding as of November 7, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed November 12, 2019.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

CUSIP No. 1483C-105	13G	Page 5 of 7 Pages
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

CUSIP No. 1483C-105	13G	Page 6 of 7 Pages
Item 10.	Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2020

/s/ Daniel Bradbury
Daniel Bradbury

BIOBRIT, LLC

By:	/s/ Daniel Bradbury
Daniel Bradbury, Managing Member